UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)


World Heart Corporation

(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)


980905202
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, N.J. 07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2010
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No. 980905202
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of       7.(a).Sole Voting Power (Marxe):      1,483,670*
	Shares          7.(b).Sole Voting Power (Greenhouse): 432,048*
      Beneficially    8.    Shared Voting Power:          7,631,886*
	Owned by
	Each Reporting  9.(a).Sole Dispositive Power (Marxe): 1,483,670*
	Person with     9.(b).Sole Dispositive Power	(Greenhouse): 432,048*

	               10. Shared Dispositive Power: 7,631,886*

	11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:  9,547,604 *

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):  32.0% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 790,719 shares of Common Stock and 318,051 Warrants owned by Special Situations Cayman Fund, L.P., 2,178,712 shares of Common Stock and 877,366 Warrants owned by Special Situations Fund III QP, L.P., 790,718 shares of Common Stock and 318,051 Warrants owned by Special Situations Private Equity Fund, L.P., and 1,221,596 shares of Common Stock and 1,136,673 Warrants owned by Special Situations Life Sciences Fund, L.P. Marxe has sole voting and dispositive power over 1,015,286 shares of Common Stock and 468,384 Warrants, held in the name of Austin W. Marxe. Mr. Marxe also owns 8,000 options to purchase Common Stock (not currently exercisable). Greenhouse has sole voting and dispositive power over 312,048 shares of Common Stock and 120,000 Warrants held in the name of David M. Greenhouse. See Items 2 and 5 of this Schedule 13D for additional information.



Item 1.	Security and Issuer.
This schedule relates to the common of World Heart Corporation (the ?Issuer?). The Issuer?s principal executive officers are located at 4750 Wiley Post Way, Ste. 120, Salt Lake City, UT 84116

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are also members of MG Advisers, L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?) and LS Advisers. L.L.C. (?LS?), the general partner of Special Situations Life Sciences Fund, L.P. (?SSLS?). AWM also serves as the investment adviser to SSFQP, SSPE and SSLS. (SSFQP, Cayman, SSPE and SSLS will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Reporting Person utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Reporting Persons for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 790,719 shares of Common Stock and 318,051 Warrants or 4.1% of the outstanding shares, SSFQP owns 2,178,712 shares of Common Stock and 877,366 Warrants or 11.2% of the shares outstanding, SSPE owns 790,718 shares of Common Stock and 318,051 Warrants or 4.1% of the shares outstanding, SSLS owns 1,221,596 shares of Common Stock and 1,136,673 Warrants or 8.5% of the shares outstanding, Marxe owns 1,015,286 shares of Common Stock, 468,384 Warrants and 8,000 options to purchase Common Shares (not currently exercisable) or 5.6% of the shares outstanding, and Greenhouse owns 312,048 shares of Common Stock and 120,000 Warrants or 1.6% of the shares outstanding. Marxe has sole power to vote and direct the disposition of all the shares held in the name of Austin W. Marxe. Greenhouse has sole power to vote and direct the disposition of all shares held in the name of David M. Greenhouse.
Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock and Warrants owned by each of, the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 6,309,079 shares of Common Stock and 3,238,525 Warrants or 32.0% of the outstanding shares.

The following table reflects the acquisitions of Common Stock and Warrants purchased in the October 2010 Private Offering. There were no other transactions during the sixty days preceding the date of the event that requires the filing of this statement.


A.	Austin Marxe

Date
Quantity
Average Price

During October 2010
Common Stock
Warrants
(Purchases)

468,384
468,384


$2.01
$.125

Date

Quantity

Average Price

(Sales)







B.	David Greenhouse

Date
Quantity
Average Price
During October 2010
Common Stock
Warrants
(Purchases)
120,000
120,000

$2.01
$.125


Date

Quantity

Average Price

(Sales)








C.	Special Situations Fund III QP, L.P.

Date
Quantity
Average Price
During October 2010
Common Stock
Warrants
(Purchases)
543,326
543,326

$2.01
$.125


Date

Quantity

Average Price

(Sales)








D.	Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price
During October 2010
Common Stock
Warrants
(Purchases)
196,721
196,721

$2.01
$.125


Date

Quantity

Average Price

(Sales)








E.	Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price
During October 2010
Common Stock
Warrants
(Purchases)
196,721
196,721

$2.01
$.125


Date

Quantity

Average Price

(Sales)








F.	Special Situations Life Science Fund, L.P.

Date
Quantity
Average Price
During October 2010
Common Stock
Warrants
(Purchases)
936,673
936,673

$2.01
$.125


Date

Quantity

Average Price

(Sales)









Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

		Austin W. Marxe serves as a member of the board of directors. No other contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.


Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.








Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 5, 2010




	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D to which this agreement is attached is filed on behalf of each of them.







	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






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